MYTRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

12 August 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporat
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 8 August 2002, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-020812

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instruction announcement details are reproduced below for your information:

Company Name	MyTravel Group PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567

The RNS number for the announcement is 6722Z.

Announcement 6722Z will now appear in your Status List.

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Announcement Details

Company Name	MyTravel Group PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Aviva plc and Morley Fund Management Limited

3. Please state whether notification indicates that it is in respect of holding of the sharehol above or in respect of a non-beneficial interest or in the case of an individual holder if it is

person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares he them

BNY Norwich Union Nominees Ltd	1,972,800
Chase GA Group Nominees Ltd	12,804,312
CUIM Nominee Ltd	1,090,000
RBSTB Nominees Ltd	190,841
Total	16,057,953

5. Number of shares / amount of stock acquired

3,261,072

6. Percentage of issued class

0.659%

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

5 August 2002

11. Date company informed

7 August 2002

12. Total holding following this notification

16,057,953

13. Total percentage holding of issued class following this notification

3.245%

14. Any additional information

15. Name of contact and telephone number for queries

Michael Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notifica

Michael Vaux – Assistant Company Secretary

Date of notification

7 August 2002

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